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BY REGISTERED POST

29 May 2007

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. ~~33-51010~~)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Voting Results at the Annual General Meeting held on 28 May 2007 and Retirement of Non-executive Director

Yours faithfully,
For and on behalf of
SCMP Group Limited





Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/jc

CoSec\AGM 2007\Announcement-Distribution – Poll Voting Result.doc

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Voting Results at the Annual General Meeting held on 28 May 2007
Retirement of Non-executive Director

Voting Results at the Annual General Meeting held on 28 May 2007

At the Annual General Meeting of SCMP Group Limited (the "Company") held on 28 May 2007 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 24 April 2007.

Computershare Hong Kong Investor Services Limited, the Company's share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the total number of issued shares in the Company was 1,560,945,596, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

The board of directors (the "Board") of the Company is pleased to announce that each of the proposed resolutions was duly passed and the voting details are set out as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To adopt the Audited Financial Statements and the Directors' Report and Auditors' Report for the year ended 31 December 2006.	1,333,989,713 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
2.	To approve the payment of a final dividend	1,334,176,033 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(a).	To re-elect Mr. Peter Lee Ting Chang as Independent Non-executive Director.	1,329,936,033 (99 68220%)	4,240,000 (0.31780%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(b)	To re-elect Mr. Wong Kai Man as Independent Non-executive Director.	1,329,936,033 (99.68220%)	4,240,000 (0 31780%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
3(c).	To re-elect Tan Sri Dr. Khoo Kay Peng as Non-executive Director.	1,329,936,033 (99 68220%)	4,240,000 (0.31780%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
4.	To authorise the Board to fix Directors' fee.	1,334,175,878 (99.99999%)	155 (0.00001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint PricewaterhouseCoopers as Auditors and authorise the Board to fix their remuneration.	1,334,176,033 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
6	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Company.	736,378,055 (55.19347%)	597,797,978 (44.80653%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,334,175,933 (99.99999%)	100 (0 00001%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To extend the general mandate in Resolution 6 to the shares repurchased by the Company under the general mandate in Resolution 7.	955,863,310 (71.64447%)	378,312,723 (28.35553%)
	As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

Retirement of Non-executive Director

The Board announces that Mr. Robert Ng Chee Siong has ceased to be a Non-executive Director upon his retirement by rotation at the AGM.

Mr. Ng did not stand for re-election due to his busy schedule. He has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his retirement.

The Board takes this opportunity to thank Mr. Ng for his valuable contributions and support during his tenure with the Company.

By order of the Board
Vera Leung
Company Secretary

Hong Kong, 28 May 2007

As at the date hereof, the Board comprises:

Executive Directors
Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong

Non-executive Directors
Mr. Roberto V. Ongpin (Deputy Chairman) and Tan Sri Dr. Khoo Kay Peng

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

* *For identification purpose only*

SCMP Group Limited
SCMP集團有限公司*

(在百慕達註冊成立之有限公司)

(股份代號：583)

二零零七年五月二十八日舉行之股東週年大會投票表決結果
非執行董事退任

二零零七年五月二十八日舉行之股東週年大會投票表決結果

SCMP集團有限公司(「本公司」)於二零零七年五月二十八日舉行之股東週年大會(「股東週年大會」)上，主席要求就二零零七年四月二十四日股東週年大會通告所載的各項決議案以投票方式進行表決。

本公司於香港之股份登記處，香港中央證券登記有限公司獲委任為股東週年大會點票之監票人。

於股東週年大會舉行當日，本公司已發行股份為1,560,945,596股，此乃股東有權出席股東週年大會並於會上表決贊成或反對決議案的股份總數。並無任何股東於股東週年大會上就提呈之任何決議案進行表決時受任何限制。

本公司董事(「董事會」)欣然宣佈所有決議案均獲股東通過，投票表決詳情如下：

	決議案	票數 (%)	
		贊成	反對
1.	接納截至二零零六年十二月三十一日止年度之經審核財務報告及董事會報告與核數師報告。	1,333,989,713 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
2.	通過派發末期股息。	1,334,176,033 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(a).	重選何定鈞先生為獨立非執行董事。	1,329,936,033 (99.68220%)	4,240,000 (0.31780%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(b).	重選黃啟民先生為獨立非執行董事。	1,329,936,033 (99.68220%)	4,240,000 (0.31780%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
3(c).	重選邱繼炳博士為非執行董事。	1,329,936,033 (99.68220%)	4,240,000 (0.31780%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
4.	授權董事會釐訂董事酬金。	1,334,175,878 (99.99999%)	155 (0.00001%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
5.	重新委聘羅兵咸永道會計師事務所為核數師，並授權董事會釐訂其酬金。	1,334,176,033 (100%)	0 (0%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
6.	授予董事一般性授權以配發、發行及處理不超過本公司已發行股本20%之額外股份。	736,378,055 (55.19347%)	597,797,978 (44.80653%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
7.	授予董事一般性授權以購回不超過本公司已發行股本10%之股份。	1,334,175,933 (99.99999%)	100 (0.00001%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		
8.	擴大第6項決議案的一般性授權至按第7項決議案的一般性授權購回之股份。	955,863,310 (71.64447%)	378,312,723 (28.35553%)
	該決議案因超過50%票數投票贊成而獲通過為普通決議案。		

非執行董事退任

董事會宣佈黃志祥先生於股東週年大會上輪值退任，不再出任本公司非執行董事。

黃先生因事務繁忙而不膺選連任本公司董事。黃先生已確認彼與董事會並無任何意見分歧，且並無就彼退任而需知會本公司股東的事項。

董事會謹此對黃先生在任期間為本公司作出的寶貴貢獻及支持表示衷心感謝。

承董事會命
公司秘書
梁[illegible]

香港，二零零七年五月二十八日

於本公佈日期，董事會成員包括：

執行董事
郭孔演先生(主席)及郭惠光女士

非執行董事
Roberto V. Ongpin先生(副主席)及邱繼炳博士

獨立非執行董事
夏佳理先生、何定鈞先生、李國寶爵士及黃啟民先生

* 僅供識別

END